2-27-02

107/330

02016433

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 27, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7˚ andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Telefónica

CELULAR

TELE SUDESTE CELULAR PARTIPAÇÕES S.A.

Announces the Minutes of the 49th Meeting of The Council of Administration

February 26, 2002. (03 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (February 26, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) announces the Minutes of the 49th Meeting of The Council of Administration of Tele Sudeste Celular Participações S. A., held on February, 25th, 2002.

1. **DATE, TIME AND PLACE:** February 25th., 2002, at 03:00 p.m., at Praia de Botafogo nº 501, 7º andar, Rio de Janeiro - RJ, as per the normal statutory summons.

2. **COMPOSITION OF THE BOARD:** Felix Pablo Ivorra Cano – President of the Board; Evandro Luís Pippi Kruel - Secretary.

3. **INSTALLATION:** The meeting was installed with the presence of the Councilmen of Administration that subscribe these minutes, with a *quorum* as per the Corporate Bylaws. The presence of Messrs. Audit Councilmen Wolney Querino Schuller Carvalho, Carlos Masetti Junior and Milton Shigueo Takarada, and of the representative of the Company's Independent Auditor, Arthur Andersen S/C is mentioned.

4. **MATTERS IN THE AGENDA AND DELIBERATIONS:**

4.1. Approval of the Financial Statements, together with the Opinion by the Independent Auditors, the Annual Report from the Administration, and the Proposal for the Destination of Results relative to the corporate years closed on 12/31/2001: The Councilmen of Administration, after examining and discussing the matter, approved unanimously the Financial Statements, together with the Opinion of the Independent Auditors, the Annual Report of the Administration, the Proposal for Destination of Results relative to the corporate year closed on 12/31/2001, the Budget of Corporate Capital and the Opinion from the Audit Committee, to be submitted to the Annual General Shareholders meeting of 2002.

4.2. Destination of the shares kept at the Treasurer's Office: The Councilmen, *after examining and discussing the matter, approved, unanimously, sending for* homologation by the General Shareholders meeting, the cancellation of the shares kept at the Treasurer's Office derived from the reimbursement to the shareholders that did not agree with the approval by a Special General Shareholdres meeting of the corporate reorganization, which resulted in the incorporation of shares of the controlled companies and the reduction of the corporate capital, complying with the terms of paragraph 6th. of Article 45 of the Law 6,404/76, amended by the Law 9.457/97.

Analysis of the proposal for the increase of the corporate capital, for capitalization of tax benefits derived from the corporate reorganization: The members analyzed and approved the proposal for the capitalization of the tax benefit generated by the corporate reorganization process occurred in three phases during the period from October to November 2000, involving the company and its controlled and controlling companies, everything as mentioned in the relevant facts published on 10.11.00, 11.14.00 and 12.04.00, the amortization of the premium resulting from the corporate reorganization process resulted in a tax benefit of R$ 90.363.055,91 (ninety million, three hundred and sixty three thousand, fifty five reais and ninety one centavos), representing a credit in favor of the controlling shareholders, Sudestecel Participações S.A. and Tagilo Participações Ltda., to be used for the increase of the company's corporate capital with the issue of new common shares, assuring the right of preference established in article 171 of the Law Nr. 6.404/76, while the resources derived from eventual exercises of the right of preference shall be credited to the companies Sudestecel Participações S.A. and Tagilo Participações Ltda., under the following terms and conditions: "1. *Total value of the Subscriptions of Shares and Increase of the Corporate Capital*: R$ 90.363.055,91 (ninety million, three hundred and sixty three thousand and fifty five reais and ninety one centavos);

2. *Quantity and Type of Shares to be issued*: 17.964.822.249 (seventeen billion, nine hundred and sixty four million, eight hundred and twenty two thousand, two hundred and forty nine) common shares, with no face value and in the accounting form.

3. *Issuing price*: R$ 5,03 (five reais and three centavos) per lot of thousand common shares. The issuing price of the (common) shares correspond to the weighted average of the quotations of the 20 last sales of Bovespa, immediately before February 21st., 2002, inclusive.

4. *Dividends*: The shares derived from said issue will have the right to the full dividends and/or interests on the company's own capital declared for the year of 2002.

5. *Term for the Performance of Right of Preference*: starting on February 27th., 2002 and ending on March 28th., 2002.

6. *Proportion of the Right of Subscription*: in order to determine the number of shares that may subscribe, the shareholder shall multiply the number of shares he holds on February 25th., 2002, by the following factors:

Type of shares held	Factor	Type to Subscribe
Common	0,045360943559	Common
Preferred	0,045360943559	Common

7. *Form of Payment*: on cash, upon the subscription.

8. Residue: there will be no residue of right to subscription."

4.4. Other Matters: (i) It is hereby registered the presence of Messrs. Gilmar Camurra, Fernando Abella, Antonio Muñoz, Pedro Riviere.

5. CLOSING OF THE MEETING: With nothing else to discuss, the meeting was closed, these minutes were written, read, approved and executed by the present Councilmen and by the Secretary, being entered in the appropriate register.

Felix Pablo Ivorra Cano
President of the Board
President of the Board of Directors

Fernando Xavier Ferreira
Vice-President of the Board of Directors

Paulo Cesar Pereira Teixeira
Councilman

Oliver Alexander Flögel
Councilman

Kazuo Moriya
Councilman

Luis Lada Diaz
Councilman

Ernesto Lopez Mozo
Councilman

Wolney Querino Schuler Carvalho
President of the Audit Committee

Carlos Masetti Junior
Audit Committee Councilman

Milton Shigueo Takarada
Audit Committee Councilman

Evandro Luís Pippi Kruel
Secretary

Telefónica
CELULAR

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Announces the Increase in its Capital Stock

February 26, 2002. (03 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (February 26, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) announces that its Board of Directors has approved the increase in its capital stock described as follows. As a result of the corporate restructuring which took place in three stages from October to November 2000, involving the Company, its subsidiaries and its controlling Shareholders, as disclosed in the announcements published on 10/11/00, 11/14/00 and 12/04/00, the amortization of the premium deriving from the corporate restructuring resulted in a tax benefit of R$90.363.055,91 (ninety million three hundred sixty three thousand fifty five reals and ninety one cents), representing an amount payable to the controlling shareholders, Sudestecel Participações S/A and Tagilo Participações Ltda, to be used to increase the Company's capital stock by issuing new shares of common stock, thus guaranteeing the right of first refusal provided for in section 171 of Law no. 6.404/76, given that funds deriving from any exercise of the right of first refusal must be credited to the companies Sudestecel Participações S/A and Tagilo Participações Ltda.

1. **Total amount of the stock subscription and the capital increase**
   R$90,363,055.91 (ninety million three hundred sixty three thousand fifty five reals and ninety one cents).

2. **Amount and type of stock to be issued**
   R$17,964,822,249 (Seventeen billion, nine hundred sixty four million, eight hundred twenty two thousand, two hundred and forty nine) shares of common stock, with no par value and in book form.

3. **Issue price**
   R$5.03 (Five reals and three cents) per round lot of a thousand shares of common stock.
   The issuing stock price (common stock) corresponds to the weighted average of prices ruling during the past 20 trading sessions of the Bovespa immediately up to and including February 21, 2002.

4. **Dividends**

The stocks resulting from this issue will have the right to dividends and/or interests on paid up capital declared for fiscal year 2002.

5. **Term for exercising the right of first refusal**

From February 27, 2000 to March 28, 2002

6. **Ratio of subscription rights**

In order to determine the number of shares they may subscribe to, stockholders shall multiply the number of stocks they own on February 25, 2002 by the following factors:

Type of stock owned	Factor	Type of stocks to subscribe
Common	0,045360943559	Common
Preferred	0,045360943559	Common

7. **Payment**

In cash when subscribing.

8. **Qualifying for subscription**

All shareholders who have acquired their stocks before February 25, 2002 will be entitled to subscribe to the new shares. The transferee of stocks acquired after February 26, 2002 will have no right of subscription.

8.2 ADR owners: the new stocks will not be registered under the US Securities Act, of 1993 and may not be offered or sold either in the United States or to American citizens.

8.3 Shareholders who wish to negotiate their subscription rights during the term of exercise of the right of first refusal, will be required to request the document assigning the transfer of right, which will be issued by the depository financial institution of the book shares, the Banco Real, or by the Custodian Agencies (the Stock Exchange).

8.4 The Custodian Agencies will be able to subscribe in their name, in proportion to their rights, as fiduciary owners, up to the amount corresponding to the stocks held in custody.

9. **Residue**

There will be no residue of subscription rights.

10. **Documentation for subscription and transfer of rights**

Shareholders will be required to present the following original documents or certified copies:

10.1. Individual: ID card, CPF (individual taxpayer's identity card) and proof of residence.

10.2. Corporation: CNPJ/MF (general taxpayers' register), consolidated or updated Articles of Association or the Bylaws of the company, the minutes of the plenary meeting which elected the board of directors in office and proof of address.

10.3. In the case of representation by a holder of a Power of Attorney, it will be necessary to present the relevant legal public document.

11. PLACE OF ATTENDANCE

At the branches of Banco Real.

12. TERM FOR DELIVERY OF THE STOCKS

Maximum of 5 (five) days following Ratification of the Capital Increase at the Banco Real.

Rio de Janeiro, February 26, 2002

Gilmar Roberto Pereira Camurra

Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: February 26, 2002

By P/ Maria Tereza Ali Pelicano

Name: Charles E. Allen

Title: Investor Relations Director